January 12, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549

Attn:  Mark Brunhofer and Sharon Blume

Office of Healthcare and Insurance

Re:                             AMAG Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 21, 2017

Form 10-Q for the Quarterly Period Ended September 30, 2017

Filed November 6, 2017

File No. 001-10865

Ladies and Gentlemen:

This letter is being furnished on behalf of AMAG Pharmaceuticals, Inc. (the “Company”, “we”, “us” or “our”) in response to comments contained in the letter dated December 13, 2017 (the “Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Edward Myles, Executive Vice President, Chief Financial Officer and Treasurer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016 that was filed with the Commission on February 21, 2017 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q that was filed with the Commission on November 6, 2017 (the “Q3 10-Q”).

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements

Note G: Goodwill and Intangible Assets, Net, page 13

1.                                      You disclose that at times and as of September 30, 2017 your stock market capitalization has been lower than your stockholders’ equity, but that no impairment existed at September 30, 2017. As you identify goodwill impairment as a critical accounting policy/estimate on page

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80 of your 2016 Form 10-K and because you identify sustained substantial declines in market capitalization and material impairment charges related to other long-lived assets as potential triggers for interim impairment tests, please address the following:

•                  Tell us whether you performed an interim impairment test during the quarter ended September 30, 2017. If not, tell us why not when it appears that your book value has substantially exceed your market capitalization continuously since January 9, 2017 and you recorded a material impairment during the third quarter of 2017 related to your intangible asset for the intramuscular formulation of Makena. If you prepared an interim goodwill impairment test during the quarter ended September 30, 2017, provide us your analysis supporting no impairment. Reference for us the authoritative literature you rely upon to support your position.

•                  Tell us the percentage by which fair value of your single reporting unit exceeded your book value.

•                  Tell us your consideration for disclosing in Management’s Discussion and Analysis:

•                  the excess in the preceding bullet;

•                  a discussion of the degree of uncertainty associated with the key assumptions underlying your fair value estimate; and

•                  a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K.

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Division of Corporation Finance

January 12, 2018

RESPONSE NO. 1:

Bullets 1 and 2:

We test goodwill for impairment annually based on information as of October 31 or in between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount as required by ASC 350-20-35-30. In addition, we adopted ASU 2017-04 as of January 1, 2017, with prospective application for our interim or annual goodwill impairment tests thereafter.  We performed an interim impairment test during the quarter ended September 30, 2017 and considered both the guidance of ASC 350-20-35-30 and the indicators listed in ASC 350-20-35. We considered the impairment indicators in ASC 350-20-35-3C and guidance in ASC 350-20-35-3F, which states that the examples in ASC 350-20-35-3C (a) through (g) are not all-inclusive, and an entity shall consider other relevant events and circumstances that affect the fair value or carrying amount of a reporting unit. We determined that the significant reduction in the long-term forecasted cash flows of our largest product, Makena, that led to a $319 million impairment of its intangible asset related to the intramuscular formulation of Makena (“the Makena base technology intangible asset”) in the third quarter of 2017 and discussed below in Response No. 2, was an indicator that an interim impairment test of goodwill was necessary at September 30, 2017.

In accordance with ASC 350-20-35-4 through 350-20-35-6, as updated based on ASU 2017-4, the Company performed a quantitative goodwill impairment test at September 30, 2017 to both assess whether a goodwill impairment existed and if so, the amount of the impairment loss. The Company operates in a single reporting unit and therefore considers its market capitalization, as adjusted for a control premium and other factors to be an indicator of the fair value of the reporting unit.  On September 30, 2017, the Company’s stock price closed at $18.45, resulting in a market capitalization of approximately $653 million (based on 35.4 million shares outstanding on the measurement date), which was 18% below the $800 million carrying amount of the reporting unit as of September 30, 2017.

As described in ASC 350-20-35-23, an entity’s fair value may include a control premium in addition to the quoted market price to determine the fair value of a single reporting unit entity, as an acquiring entity is often willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. As noted in ASC 350-20-35-23, the quoted market price of an individual security need not be the sole measurement basis of the fair value of a single reporting unit. During the third quarter of 2017, our management obtained a control premium analysis from an investment banking firm with whom we had been working. The analysis was intended to illustrate average control premiums paid in prior merger and acquisition transactions among biotechnology and pharmaceutical companies.  The analysis indicated that control premiums vary depending on facts and circumstances for each transaction and that the range of control premiums observed was between 30% and 83%, with a mean of 64%.  Management believes that using this market approach of assessing reasonable control premiums provided a sufficient basis

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to assess whether the Company’s fair value, including a range of reasonable control premiums, was above the carrying amount of the reporting unit as of September 30, 2017.  Incorporating control premiums in this range to the Company’s September 30, 2017 market capitalization of $653 million resulted in a fair value range of $847 million to $1.2 billion, which was 6% to 50% greater than the $800 million carrying amount of net assets as of September 30, 2017.  As a result of this review, the Company determined there was no impairment of its goodwill at September 30, 2017.

Bullet 3:

We considered disclosure in the Management’s Discussion and Analysis (“MD&A”) section of our Q3 10-Q, considering Item 303(a)(3)(ii) of Regulation S-K.  Given the amount of judgment and the varying factors involved in determining fair value as well as the wide range of reasonable control premiums from the control premium analysis described above, we decided not to include quantitative disclosure as to our fair value determination; however, on page 38 of the MD&A section of the Q3 10-Q, we referenced Note G, “Goodwill and Intangible Assets, Net” to the condensed consolidated financial statements where we stated,  “…we monitor changes in our stock price between annual impairment tests. Our stock market capitalization has at times been, and as of September 30, 2017 is, lower than our stockholders’ equity or book value. We believe that the current short-term decline in share price below book value does not necessarily reflect the underlying value of the Company. Management believes that the fair value of the Company exceeds book value and accordingly, has not recognized an impairment of its goodwill.” Further within Note G we stated, “…additional information may become available, which may cause us to identify additional impairment charges. Such charges could have a material adverse effect on our earnings in future periods.”

Further, throughout our Form 10-K and our Q3 10-Q, we disclose conditions in the industry and market in which we operate which may pose challenges to the Company’s current and future financial performance.  These include risks to and upcoming milestones in connection with our business as a whole that could impact our book value in the next year. For example, on page 32 of the MD&A section of the Q3 10-Q, we describe certain risks associated with our Makena subcutaneous auto-injector program.  The auto-injector is currently under review by the U.S. Food & Drug Administration (“FDA”) and has an expected date for decision by the FDA (the “PDUFA Date”) of February 14, 2018, including that certain topline data fell outside the bioequivalence range as well as the reporting of adverse events of burning and stinging sensations that were reported with use of the auto-injector.  We also discuss on page 35 of the Q3 10-Q how the auto-injector, if approved, could partially alleviate the expected decline in Makena revenue.  We further discuss on page 33 of the Q3 10-Q, our pursuit of the broader Feraheme label, which is currently under review by the FDA and has a February 2018 PDUFA Date.

Failure to receive either or both of these approvals could negatively impact the value of our

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company and could result in our re-assessment of potential impairment indicators in the relevant period for goodwill and any related intangible assets.  In addition to the near-term events described above, the expected future revenues and cash flows to be derived from our newly licensed and launched product, Intrarosa, and product candidate, bremelanotide are important to the value of our company. Material adverse changes in the market and competitive landscape for Intrarosa or failure to receive FDA approval for bremelanotide, could also negatively impact our fair value.  These risks, and others, are described in the risk factors outlined in our Form 10-K, where, beginning on page 32, we specifically disclose the following risk factors that we believe most significantly could impact our fair value:

•                  Our ability to continue to successfully commercialize Makena is dependent upon a number of factors, including maintaining the benefits of Makena’s orphan drug exclusivity and the length of time before competitors begin selling generic versions of Makena.

•                  We may not be successful in developing, gaining regulatory approval for and commercializing any products from Makena’s next-generation development program, which could have a negative impact on our business.

•                  The market for Feraheme is limited because Feraheme is only indicated for the treatment of Iron Deficiency Anemia (“IDA”) in adult patients with Chronic Kidney Disease.  Significant safety or drug interaction problems, or the evaluation or reevaluation of existing or future data by the FDA or other regulators, could have an adverse impact on Feraheme in this indication, which would adversely impact our future business prospects.

•                  We may never receive regulatory approval to market and sell Feraheme to the broader IDA patient population.

•                  If we are unable to successfully commercialize Intrarosa pursuant to the pending Endoceutics License Agreement, if consummated, our business and results of operations will suffer.  (The Company notes that the Endoceutics License Agreement was executed in February 2017.)

•                  Even if the Endoceutics License Agreement is consummated, we may be unsuccessful in driving awareness of dyspareunia and the potential benefits of Intrarosa.

•                  There have been, and we expect there will continue to be, a number or federal and state legislative initiatives implemented to reform the U.S. healthcare system in ways that could adversely impact our business and our ability to sell our products and services profitably.

•                  Bremelanotide (formerly called Rekynda) is not approved for sale by the FDA and we cannot guarantee that bremelanotide will receive regulatory approval on a timely basis, or at all, or that such approval, if obtained, will not contain restrictions that the FDA may impose on the use or distribution of bremelanotide.

We believe these disclosures provide investors with sufficient information to assess the probability of potential future material impairment charges.

United States Securities and Exchange Commission

Division of Corporation Finance

January 12, 2018

2.                                      Please address the following regarding your $319.2 million impairment of your intangible asset for the intramuscular formulation of Makena during the third quarter of 2017:

•                  Tell us what “new information from a variety of sources” was received during the third quarter of 2017 prompting the impairment. Tell us the sources of each piece of new information.

•                  Explain to us why this information is new given that you have known for some time about the potential for generic competition beginning with the loss of exclusivity through orphan drug status in February 2018.

•                  As every product eventually loses exclusivity, explain to us how and why your situation is apparently different causing you to change your views about the impact of generic competition.

•                  Explain to us why it was reasonable to assign a 20 year useful life to this asset upon acquisition three years ago and what changed now to halve this estimate to a remaining seven years.

•                  Explain to us how and why changes to cash flows “way out in the out years,” as characterized by you in response to an analyst question during your third quarter 2017 earnings conference call held on November 2, 2017, have such a significant impact on fair value given that the impact of discounting events in the distant future in valuation methods generally minimizes the impact on current fair value. In this regard, we note that your $319.2 million impairment charge represents 40% of the gross intangible asset on your books.

RESPONSE NO. 2:

Bullets 1-3:

Since acquiring Lumara Health (the company that had been marketing Makena and owned the related assets) in 2014, and particularly, over the past year, the Company has been preparing for Makena’s February 2018 loss of orphan drug exclusivity (“ODE”). The life-cycle management of Makena has been an area of significant focus by our Board of Directors (“Board”), management and the investor community.

During the third quarter of 2017, the Company received new information from the following sources regarding the potential competitive landscape for the Makena intramuscular product upon loss of ODE in February 2018:

1.              A report dated September 18, 2017 (the “September CI Report”) was received from a competitive intelligence (“CI”) firm we had engaged (the “CI Firm”), which indicated that three generic manufacturers had each likely filed an Abbreviated New Drug Application (“ANDA”) with the FDA in July 2017 and that two others were each likely

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planning to file an ANDA in October 2017 and December 2017 (as discussed below, this was a change from prior reports received from the CI Firm);

2.              Information from discussions with our authorized generic partner, with whom we began negotiations in the third quarter of 2017 to sell our own generic Makena upon the initial entrance of generics to the market (as discussed below); and

3.              Information received from a consulting firm (the “Consulting Firm”) we engaged in early 2017 to aid in our development of long-term projections that could be used to estimate what might occur in the marketplace over the long term once multiple generic competitors had launched (as discussed below).

Consideration of all the information noted above ultimately led management to conclude that a triggering event of the Makena base technology intangible asset occurred during the third quarter ended September 30, 2017. The Makena base technology intangible asset is supported exclusively by projected cash flows from the intramuscular formulation of the product and currently represents 100% of the revenues from the Makena franchise. In anticipation of eventual entry of generic competition to the intramuscular product, following the loss of ODE, the Company has developed a subcutaneous auto-injector for Makena, which has a February 14, 2018 PDUFA Date. At the time of the Makena acquisition, the Company recorded a $79.1 million In-Process Research and Development (“IPR&D”) intangible asset which was related to the Makena subcutaneous auto-injector.  As a result of the additional information described above, during the third quarter of 2017, the Company also performed an interim impairment assessment on the Makena IPR&D intangible asset and determined that this asset was not impaired at September 30, 2017.

The Company monitors the competitive and regulatory landscape affecting all products in the Company’s portfolio.  The Company develops an annual Long-Range Plan (“LRP”) in the fourth quarter of each year.  As part of this process, the Company assesses new information obtained through its monitoring of the competitive and regulatory landscape to determine potential impact to each of the products in the Company’s portfolio and updates projections as necessary.  In early 2017 the Company engaged the services of the CI Firm to help better assess the competitive landscape for Makena after loss of ODE in February 2018. The key assumptions at the time of the 2014 acquisition of Lumara Health and annually thereafter included the following:

1.              Expectation of up to two generics entrants within approximately two years following loss of ODE which was factored into our annual LRPs which forecasted revenues in the years following loss of ODE;

2.              Continuation of the then-current timeline for generic approvals at FDA (which timeline is discussed below); and

3.              Development of an authorized generic program by the Company.

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January 12, 2018

The Company notes that during the second quarter of 2017, the following additional facts and circumstances came to the Company’s attention:

1.              In May 2017, Scott Gottlieb, M.D was appointed as Commissioner of the FDA and in late June 2017, he publicly announced plans to shorten the timeline for approval of generics in order to promote increased competition in the market for prescription drugs through the approval of lower-cost generic medicines with new guidelines expected for Complex Drugs (the “Complex Drugs Guidelines”), of which we believe Makena is considered;

2.              The Company believed the pending Complex Drugs Guidelines would delay generic ANDAs until the final Complex Drug Guidelines were issued; and

3.              In June 2017, a CI report provided by the CI Firm (the “June CI Report”) indicated that although there were four generic manufacturers identified as potential competitors, none had likely filed an ANDA at the time of the June CI Report.

In summary, the events and expectations noted above did not change the Company’s views on the long-range forecast for Makena nor did our management believe that they constituted a triggering event under ASC 360 in the second quarter of 2017.

September CI Report and Regulatory Status of Generic Competition:

As mentioned above, in September 2017, the Company received the September CI Report, which indicated that three generic manufacturers had each likely filed an ANDA with the FDA in July 2017 and that two others were each likely planning to file an ANDA in October 2017 and December 2017. Since these ANDAs are not publicly listed filings with the FDA, the Company was not aware of this information until it received the September CI Report.

Historically, the timeline for FDA approval of ANDAs has been lengthy, with timelines for Complex Drugs taking even longer, often caused by multiple cycles of review due to either insufficient scientific evidence or additional information requested by the FDA in order to support the requirements for approval. This lengthy approval process supported the Company’s prior annual LRPs for the Makena intramuscular product, which assumed that generic competition would not enter the market until two years after loss of ODE. As mentioned above in late June 2017, Scott Gottlieb publicly announced plans to shorten the timeline for approval for generics to promote increased competition in the market for prescription drugs through the approval of lower-cost generic medicines. Further, at a public workshop in May 2017, an FDA staff member specifically referred to Makena as a “Complex Drug” for which product specific guidance was to be published. Following this announcement, the Company believed that generic manufacturers would wait until the pending Complex Drugs Guidelines had been published before filing their ANDAs based on the assumption that an ANDA submitted prior to the revised FDA guidance, would potentially experience the same historical timeline and rework noted above. It was unclear what the pending Complex Drugs Guidelines and related guidance would

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entail and whether it would change or delay ANDA applications that may have been close to being filed. As a result, we did not believe that this information changed the Company’s historical assumptions about the timing and number of entrants of generic competition.  The Company notes that the FDA published draft guidance for Complex Drugs in October 2017 and also announced new steps to facilitate more efficient generic drug review, to be implemented in January 2018.

Authorized Generic:

During the third quarter of 2017, the Company made substantial progress preparing for generic competition, including the identification and the initiation of negotiations with a prospective authorized generic partner for hydroxyprogesterone caproate, the generic form of Makena.  These negotiations and discussions provided the Company with additional industry insight into how the competitive landscape of the market might evolve once multiple generics entered.  Further, the Company believed it would be ready to launch its own generic formulation when the first generic manufacturer makes its product commercially available. While the Company continues to believe that the first generic will not likely enter the market until mid-2018 or later, the new information gained in the third quarter of 2017 changed management’s view of the long-term prospects of the intramuscular formulation of Makena during the third quarter of 2017.  This updated perspective on the long-term prospects of the intramuscular formulation of Makena was incorporated into the Preliminary LRP discussed below.

Preliminary LRP:

In September 2017, management presented a preliminary LRP to our Board as part of a broader strategic discussion at its regularly scheduled September Board meeting. The primary objective of this presentation was to provide the Board with an overview of the Company’s strategic direction and key projects and initiatives, as well as forecasted financial metrics around liquidity and capital structure to support the proposed initiatives. The preliminary LRP included product-specific forecasts through 2023. Specifically, within the Makena projections were separate projections for the intramuscular product and for the subcutaneous auto-injector product. The revenue projections were developed by our commercial leadership team, using the latest available information for each product and projections compiled by the Consulting Firm based on data reporting utilizing the Consulting Firm’s own comparisons of other companies with generic entrants to help project the potential impact of generic Makena entrants on both price and volume. Using the information learned from the September CI Report, the resulting projections prepared by the Consulting Firm and reviewed by our commercial leadership team indicated a significant decline in Makena revenue through 2023.

As a result, the preliminary LRP that was presented to the Board in September 2017 projected a significant reduction in the long-term revenue forecast for the Makena intramuscular product

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than had been presented to the Board in the Company’s 2016 LRP during the September  2016 Board meeting. As a result of these reduced projections of the intramuscular formulation of Makena, the Company revisited the guidance in ASC 350 in order to determine whether the change in the long-term forecast for the intramuscular formulation of Makena was a potential impairment indicator. Management concluded, and the Audit Committee concurred at its October 3, 2017 meeting, that the information that was obtained during the third quarter of 2017 and resulting impact on the preliminary LRP were indicators of potential impairment of the Makena base technology intangible asset and Makena IPR&D intangible asset and that management would need to prepare the appropriate assessment under the respective accounting guidance. As a result, management completed a formal impairment analysis of each of these intangible assets during the third quarter ended September 30, 2017.

Bullet 4:

The Company assigned a 20 year useful life to the Makena base technology intangible asset at the time of the Lumara Health acquisition in 2014 utilizing an economic consumption amortization model.  At that time, the underlying presumption was that the Company would launch an authorized generic of Makena at the end of its ODE.  The Company believed that while revenues would decrease upon generic entry following loss of ODE, the Makena intramuscular product would continue to achieve significant revenues and cash flows through 2036 as the Company expected no more than two generic competitors. While the Company’s internal projections at acquisition showed a decline in revenue after loss of exclusivity, the Company believed that the intramuscular formulation of Makena revenues would continue through 2036 and therefore based its 20 year useful life on those projections as this 20 year period represented the period of the substantive revenues that supported the value of the Makena base technology intangible asset at the time of acquisition.

As a result of the factors discussed above in Bullets 1-3 of this Response No. 2, which caused the Company to reassess the future cash flows and ultimately record the impairment for the Makena base technology intangible asset, the Company also reassessed its useful life estimate for Makena in line with the updated preliminary LRP for the Makena intramuscular formulation.  The Company now believes that the substantive period of revenue for the Makena intramuscular formulation will be through 2024 and therefore has prospectively adjusted the remaining useful life of the Makena base technology intangible asset to be seven years.

Bullet 5:

The Company notes that the analyst question during its third quarter 2017 earnings conference call held on November 2, 2017 was as follows:

I just wanted to go back to Makena, if possible. I know you guys said, and I know that this

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January 12, 2018

has been touched on a little bit, but I don’t know if you’ve really addressed it specifically.  You guys said that a review of long-range guidance sort of drove this change.  Just looking at your Analyst Day slides from May, you have a high, low and middle range of revenue from Makena in 2020 that looks like the middle part of that is — if you just eyeball it, it looks like it’s maybe around $250 million or so. I guess, is that changed?  Has that guidance been withdrawn?  Or you know what’s the disposition of that, if you don’t mind?

The Company’s response was as follows:

Chris, this is Ted.  I’ll take that for now.  So no, that isn’t changed.  Remember that wasn’t guidance.  That was sort of directional discussion.  And that was also — those bar charts represented the entire Makena franchise.  You need to — and we’re not going to do it now, but you need to peel apart how much of that is auto-injector and how much of that is intramuscular injection.  The impairment and the change to the long range beyond 2020 way out in the out years, the revisions of those long-term projections related specifically to the intramuscular product.  So now, this impairment is consistent with the slides that we showed, the long-term prospects, our long-term vision for the Makena franchise is largely dependent on the auto-injector.  And so when we get that approved as we hope and expect to get it approved, we’ll convert the market and that will sustain the franchise.

The Company’s response was directed at addressing the analyst questions around revenue expectations for 2020 for Makena and clarifying that the Company’s June 2017 Analyst Day presentation for projected Makena revenues included revenues to be generated from both the intramuscular formulation and the auto-injector.  Furthermore, the Company was clarifying for the analyst that a significant driver of the impairment charge of the Makena base technology intangible asset was the Company’s revised belief of the duration of anticipated revenues; from 2036 to 2024 and the size of the revenue stream to be derived from the intramuscular product.

The Company believes that the foregoing responses address each of the comments raised in the Staff’s letter. If you have any further questions or require additional information, please do not hesitate to contact me at (617) 498-3386, Joseph Vittiglio at (617) 498-2822 or Jacqueline Mercier at (617) 570-1762.

United States Securities and Exchange Commission

Division of Corporation Finance

January 12, 2018

Sincerely,

/s/ Edward Myles
Edward Myles
Executive Vice President, Chief Financial Officer and Treasurer

cc:                                Joseph D. Vittiglio, General Counsel, AMAG Pharmaceuticals, Inc.

Jacqueline Mercier, Esq., Goodwin Procter LLP